Exhibit 99.1

No. 36/09

IAMGOLD REPORTS THIRD QUARTER 2009 RESULTS;

Record Quarterly Net Earnings, Operating Cash Flow & Production at Rosebel

For a full explanation of results, the unaudited interim Consolidated Financial Statements, Management Discussion and Analysis, and mine statistics, please see the Company’s website www.iamgold.com. All amounts are expressed in US dollars, unless otherwise indicated.

Toronto, Ontario, November 4, 2009 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) today reported financial and operating results for the third quarter ending September 30, 2009, with record net earnings of $64.9 million or $0.18 per share.

“IAMGOLD’s focus on delivering shareholder value produced outstanding results in the third quarter,” said Joseph Conway, President & CEO, “Gold production reached 244,000 ounces at cash costs of $457 per ounce during the quarter driven by record production once again from our flagship Rosebel mine, and continued extensions at the Doyon Division in Quebec. As a result, we have recently increased our 2009 production guidance to between 940,000 and 950,000 ounces up from 880,000 in January 2009. We also continue to focus on the future, having accelerated production at our Essakane project, which is on schedule for commercial production in August 2010, contributing an estimated 480,000 to 490,000 ounces of gold before the end of 2011 and investing in promising exploration properties in our regions of focus.”

Q3 2009 HIGHLIGHTS

•	Record net earnings of $64.9 million ($0.18 per share)

•	Record operating cash flow of $89.3 million ($0.24 per share1)

•	Lower average cash cost[2] of $457 per ounce and gold production of 244,000 ounces

•	Record production at Rosebel of 106,000 attributable ounces at a cash cost[2] of $403 per ounce

•	Increased 2009 production guidance to between 940,000 and 950,000 ounces, an increase of 60,000 to 70,000 ounces compared to original guidance

•	A continued strong financial position with $466.7 million in available funds

•

Approval by the Société D’Exploitation Des Mines D’Or De Sadiola (“SEMOS”), owner of the Sadiola gold mine in Mali, West Africa, to proceed with the $9 million (on a 100% basis) Sadiola deep sulphide feasibility study, and tentative agreement to acquire up to additional 6% interest in Sadiola

(1)

Operating cash flow per share is a non-GAAP measure and is calculated by dividing the consolidated cash flow from operating activities by the weighted average number of common shares outstanding in the period.

(2)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Third quarter gold sales of 244,000 ounces at an average realized gold price of $961 per ounce, resulted in revenues of $235.2 million and record net earnings of $64.9 million ($0.18 per share), compared to $18.8 million ($0.06 per share) for the prior year period. This result includes positive adjustments for a foreign exchange gain due mainly to the strengthening Canadian dollar and future tax recovery.

Operating cash flow from third quarter activities was $89.3 million ($0.24 per share), up from $72.1 million ($0.24 per share) in the third quarter of 2008. Higher revenues and improvements in cash mining costs were partially offset by increased spending on exploration.

Gold production for the third quarter of 2009 was 244,000 ounces at an average cash cost of $457 per ounce. This compares to production of 253,000 ounces (232,000 ounces excluding Sleeping Giant mine closed in late 2008) at an average cash cost of $481 per ounce in the third quarter of 2008. Lower cash cost per ounce in the third quarter of 2009 is primarily a result of productivity improvements at Rosebel combined with royalty expense savings.

With nine months of solid operating results and exceptional productivity improvements at Rosebel, the Company raised its 2009 production guidance by 30,000 ounces to between 940,000 and 950,000 ounces at cash costs of between $460 and $470 per ounce (from June 2009 guidance of 910,000 to 920,000 ounces at $460 to $470 per ounce and an original 880,000 ounces at between $470 and $480 per ounce).

The Company’s objective to maintain high standards in health and safety continued, with a reduction of 49% in the frequency of lost time accidents and modified duty injuries, as compared to the first nine months of 2008.

2009 Expenditures Fully Funded – Balance Sheet Remains Strong

The Company’s cash and gold bullion (at market value) position remains strong with $343.7 million available at September 30, 2009. In addition, the availability under the credit facility at September 30, 2009 was $123.0 million, for a total of $466.7 million of available funds. The credit facility availability increased during the quarter as the Company repaid $40.0 million previously drawn down.

Capital expenditures in the quarter were $126.2 million, with the majority relating to construction of the Essakane and Westwood development projects and mining fleet improvements at Rosebel.

In 2009, full year capital expenditures are now projected at $422.1 million, down slightly from the previous estimate of $448.4 million. The decrease is mainly due to lower expenditures at Niobec partially offset by earlier purchase of the Rosebel equipment.

With $466.7 million in available funds, the Company is well funded for the development and exploration of its pipeline of gold projects.

Rosebel Mine – Record Production Continues

At the Rosebel mine in Suriname, the recent completion of the mill expansion continued to drive results during the third quarter as the mill again operated at above its nameplate capacity of 11 million tonnes per annum achieving record mill throughput 37% higher than the prior year period. This resulted in record production of 106,000 ounces (on a 95% basis) in the quarter, an increase of 29% over the prior year period.

In addition, the new and enhanced mining fleet, and introduction of contractor mining for long haul pits combined to achieve increased mine production.

The higher gold production at Rosebel combined with royalty expense savings were key contributors to the 19% decrease in average cash cost to $403 per ounce versus the same period in 2008.

Doyon Division Mines – Mouska Mine Life Extended into early 2012

The operating team at the Doyon division continue to achieve better than expected results and the Mouska mine life has now been extended to early 2012 with production of between 20,000 and 25,000 ounces per year from high grade mineralization delineated during 2009. As announced in the second quarter of 2009, the Doyon mine life was extended to the end of 2009.

Niobec Niobium Mine – Paste Backfill & Mill Expansion on Track

Niobium production for the third quarter was 982,000 kilograms compared to 1,154,000 kilograms in the third quarter of 2008. The decrease in niobium production was mainly as a result of mechanical problems in the converter leading to lower conversion of niobium oxide concentrate to ferroniobium. Niobium oxide concentrate inventories are expected to return to normal levels during the fourth quarter.

In June 2009, the Company approved expenditures of $46.9 million and began work on a mill expansion and paste backfill plant at the Niobec niobium mine. The mill expansion will increase mill throughput by 24% and is scheduled to be completed during the third quarter of 2010 with expenditures of $6.5 million in 2009 and $21.5 million in 2010. The paste backfill project will enable near complete extraction of the ore body at lower levels of the mine by using mill tailings mixed with binding material significantly reducing the need for natural ore pillars. Construction of the paste backfill plant and associated underground infrastructure is expected to be completed during the second quarter of 2010 with expenditures of $8.1 million in 2009 and $10.8 million in 2010.

Sadiola – Approval to Proceed with Deep Sulphide Feasibility Study and Offer to Purchase IFC Share in Sadiola

In November, the Company announced approval by the Société D’Exploitation Des Mines D’Or De Sadiola (“SEMOS”) to proceed with a $9 million (on a 100% basis) Sadiola deep sulphide feasibility study. Assuming positive results from the 11-month feasibility study and the investment decision, construction would begin in 2011 and the new plant in 2012.

In addition, IAMGOLD announced it has reached a tentative agreement with the International Finance Corporation (“IFC”) for the purchase of the IFC 6% interest in SEMOS for up to $16 million. Under the terms of the existing SEMOS shareholders agreement, the remaining partners, AngloGold Ashanti Limited and the Republic of Mali have the opportunity to elect whether they will take up their proportionate share of the IFC interest on the agreed terms and conditions. IAMGOLD anticipates that the transaction will be completed before the end of the year.

Essakane Project – Accelerated Early Production

In September 2009, the Company announced its plan to accelerate production during the early years at its Essakane development project by increasing the processing rate, and optimizing the mine plan allowing access to higher grade ore sooner. Gold production is now estimated at between 480,000 and 490,000 ounces for the first sixteen-month period from the August 2010 start-up through the end of 2011. Cash costs at Essakane are now expected to be in the $400 to $410 per ounce range, based on the grade change announced in June 2009 and the accelerated production schedule announced in September 2009. Life-of-mine production is estimated at 315,000 ounces per year. The additional pre-production capital stripping expenditures for Essakane are expected to add $21.0 million to capital expenditures for a total of approximately $443.0 million. Construction is progressing as planned.

Westwood Project – Revised Scoping Study due in the Fourth Quarter

At the Westwood project in Quebec, construction is on schedule. As a result of the Company’s aggressive development plan, a revised scoping study for the project is expected to be completed in December of 2009. Additional information gathered from the delineation program has improved the geological model and will be used in the study.

The 2009 drilling program of 73,500 metres of projected underground and surface drilling is intended to increase the Company’s level of confidence in the current resources in the known lenses and identify additional resources. Specific targets include extensions of two new lenses above the fourteenth level, a sector between the Doyon mine and the western portion of Westwood, and mineralization below the existing resource base.

Construction during the third quarter included shaft sinking which commenced in June 2009. Construction of the headframe was substantially completed and the 6.7 metre diameter ventilation shaft bore has commenced. In addition, 1,635 metres of ramp access were completed from surface to the Warrenmac lens, and exploration drift successfully crossed the Bousquet fault allowing easier access to the resources lying to the east of the fault, and an 8,400 tonne bulk sample was mined in the Zone 2 lens and processed at the Doyon mill.

Quimsacocha Project – Ready to Resume Development

On October 16, 2009, the Government of Ecuador confirmed the Mining and Environmental Regulations to the Mining Law would be completed and approved by President Correa on November 4, 2009. The issuance of such regulations is a necessary final step for allowing the Minister of Mines to provide authorization to resume mining activity at the project site. On May 22, 2009, the Government of Ecuador issued new transitional regulations to expedite the resumption of field work. As of September 30, 2009, the Company has complied with all requirements under the transitional regulations and is ready to resume mining activity at site and complete feasibility work. The Company intends to resume feasibility work at Quimsacocha once the necessary authorization is received. A feasibility study and an environmental impact assessment, at a cost of $14 million, are expected within 12 months of the mining regulations being in place.

Exploration and Development – Aggressive Organic Growth

The third quarter of 2009 exploration activities and new projects focused on the Company’s key areas, namely West Africa, Quebec, the Guiana Shield, Brazil and the northern Andean regions of South America.

The 2009 emphasis continues to be acquisition of advanced exploration projects, resource development, resource conversion at Rosebel, and progressing the portfolio of greenfield projects. More than 235,000 metres of drilling is planned on the Company’s brownfields, development and greenfields projects in 2009 excluding the 100,000 metres of drilling on joint venture lands at Sadiola / Yatela. Planned exploration expenditures in 2009 are now expected to be $56 million of which $36 million is for greenfield exploration initiatives.

On October 19, 2009, the Company released an update on exploration activities. In the third quarter of 2009, the Company incurred $115.6 million on exploration and development stage projects compared to $20.6 million in the third quarter of 2008. The total includes greenfield exploration, near-mine exploration, and development stage projects in the Company’s development pipeline.

Investment in Avnel Gold Mining Limited

In August 2009, the Company entered into an agreement with Avnel Gold Mining Limited on their Kalana Gold property in southwest Mali, West Africa. The Kalana Gold property consists of the Kalana gold mine, a small operating underground mine and an exploration property covering 387.4 square kilometres with a 30 year mining exploitation permit. The investment is consistent with the Company’s aggressive exploration strategy and represents an outstanding opportunity to explore a strong gold mineralized system with the view of realizing its large-scale bulk mineable potential. The Company is planning to carry out a minimum $2.5 million drill program in the first year of the agreement focused principally on the immediate mine area as well as initiating exploration work on several priority satellite targets.

Attributable Gold Production and Cash Cost Per Ounce

The table below presents the production attributable to the Company’s ownership in operating gold mines along with the weighted average cash cost of production.

	Production		Total Cash Cost (1)		Production		Total Cash Cost (1)
	Three months ended September 30,		Three months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008	2009	2008	2009	2008
	(000 oz)	(000 oz)	$/oz	$/oz	(000 oz)	(000 oz)	$/oz	$/oz
IMG Operator
Rosebel (95%)	106	82	403	495	293	229	387	490
Doyon Division (100%)	30	27	517	519	85	85	523	597
Mupane (100%)	11	26	744	425	40	71	696	408
Joint Venture
Sadiola (38%)	32	41	525	396	103	123	441	404
Yatela (40%)	22	18	251	565	61	50	347	515
	201	194	442	475	582	558	434	479
Working Interests
Tarkwa (18.9%)	33	30	511	575	93	93	516	503
Damang (18.9%)	10	8	572	890	30	28	610	690
	43	38	525	645	123	121	539	546
Total (excluding closed mine)	244	232	457	502	705	679	452	491
Closed Mine (Sleeping Giant)	—	21	—	253	—	63	—	320
Total	244	253	457	481	705	742	452	476
(1)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Summarized Financial Results

(in $ millions) (unaudited)	As at September 30, 2009	% Change	As at December 31, 2008
	$		$
Financial Position
Cash and cash equivalents and gold bullion
(a) at market value	343.7	28%	269.1
(b) at cost	284.5	51%	188.2
Total assets	2,949.1	37%	2,151.7
Long-term debt	5.5	(90)%	56.1
Shareholders’ equity	2,456.9	48%	1,655.7

(in $ millions, except where noted)	Three months ended September 30,			Nine months ended September 30,
	2009	% Change	2008	2009	% Change	2008
	$		$	$		$
Results of Operations
Revenues	235.2	4%	226.9	649.1	(2)%	660.0

Net earnings	64.9	245%	18.8	161.5	87%	86.5
Impairment charge	—	n/a	4.6	9.3	102%	4.6
Adjusted net earnings(1)	64.9	177%	23.4	170.8	87%	91.1

Basic and diluted net earnings per share ($/share)	0.18	200%	0.06	0.46	59%	0.29
Adjusted basic and diluted net earnings per share(1) ($/share)	0.18	125%	0.08	0.49	58%	0.31

Cash Flows
Operating cash flow	89.3	24%	72.1	189.5	—	190.0

Key Operating Statistics

Operating results - Gold mines
Attributable gold production (000 oz – IMG share)(2)	244	(4)%	253	705	(5)%	742
Attributable gold sales (000 oz – IMG Share)(2)	244	(6)%	260	711	(4)%	744
Average realized gold price ($/oz)	961	13%	853	915	4%	876

Cash cost ($/oz)(3)

Cash cost excluding royalties	417	(2)%	427	413	(1)%	416
Royalties	40	(26)%	54	39	(35)%	60
Cash cost(3)	457	(5)%	481	452	(5)%	476

Operating results – Niobium mine
Niobium production (000 kg Nb)	982	(15)%	1,154	2,870	(14)%	3,340
Niobium sales (000 kg Nb)	1,082	12%	964	2,896	(10)%	3,227

Operating margin ($/kg Nb)(3)	$18	(18)%	$22	$20	18%	$17

(1)

Adjusted net earnings and adjusted net earnings per share are non-GAAP measures and represent net earnings before the impairment charge. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

(2)	Includes gold ounces in the Company’s working interests of Tarkwa and Damang.
(3)

Cash cost per ounce of gold and Unit operating margin per kilogram of niobium for the Niobec mine are non-GAAP measures. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

A conference call to review the Company’s third quarter results will take place on Wednesday, November 4th, 2009 at 12:00 noon. A webcast of the conference call will be available through the Company’s website www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-866-551-1530 or 1-212-401-6700, Passcode: 5444070#.

A replay of this conference call will be available from 2:00 p.m. November 4 to November 30, 2009. Access this replay by dialing: North America toll-free: 1-866-551-4520 or 1-212-401-6750, passcode: 257076#

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral resources”, that the SEC guidelines strictly prohibit the Company from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2008 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement

This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	Carol Banducci	Tamara Brown
President & CEO	Chief Financial Officer	Director, Investor Relations
Tel: (416) 360-4712	Tel: (416) 360-4742	Tel: (416) 360-4743
Toll-free: 1 888 IMG-9999	Toll-free: 1 888 IMG-9999	Toll-free: 1 888 IMG-9999

Please note:

This entire press release may be accessed via fax, e-mail, IAMGOLD’s website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.